UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2009
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

2009

Metal Storm Limited

ABN 99 064 270 006

Half Year Report

30 June 2009

www.metalstorm.com

METAL STORM LIMITED
A.C.N. 064 270 006
APPENDIX 4D
Pursuant to Listing Rule 4.2A.3
Half-year financial report for the six months ended 30 June 2009
(previous corresponding period 30 June 2008)

Results announcement to the market

				Current Period

Revenues from ordinary activities (item 2.1)	~~Up~~/(down) %	(26.8%)	to	$828,175
Loss from ordinary activities after tax attributable to members (item 2.2)	Up/~~(down~~) %	117.8%	to	$(7,376,627)
Net loss for the period attributable to members (item 2.3)	Up/~~(down)~~ %	117.8%	to	$(7,376,627)

	Amount	Franked amount per
Dividend s (distribution)	per security	security
Final dividend (item 2.4)	Nil ¢	Nil ¢
Interim dividend (item 2.4)	Nil ¢	Nil ¢
The Company does not propose to pay dividends at this time (item 2.4).

Record date for determining entitlements to the Dividend (item 2.5)	Not Applicable
Brief explanation of the figures in 2.1 to 2.4 necessary to enable the figures to be understood (item 2.6).

Previous corresponding
NTA backing	Current period	period
Net tangible asset backing per ordinary security	(3.20¢)	(1.01)¢

i

Metal Storm Limited
Half year report — 30 June 2009
This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2008 and any public announcements made by Metal Storm Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.
ii

Metal Storm Limited Half year report 30 June 2009
Directors’ Report
Your directors present their report on the consolidated entity consisting of Metal Storm Limited and the entities it controlled at the end of, or during, the half-year ended 30 June 2009.
Directors
The names of the Company’s directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated:
Mr T J O’Dwyer   (Chairman)
Dr P D Jonson     (resigned 16 February 2009)
Mr J R Nicholls
Dr L J Finniear     (Managing Director)
Mr T W Tappenden
Review of operations
We have made solid progress on development of the technology during the first half of 2009. In February we certified the 3GL 3 shot grenade launcher and non-explosive munitions safe for man-firing and conducted a number of shoulder fired demonstrations in Australia and the USA. Our 12 gauge MAULTM weapon was also shoulder fired in April ahead of its official launch and demonstration at NDIA in May. It has since been demonstrated at a variety of military and law enforcement prospects in the USA.
The current development status of these products now allows us to live fire the weapons in demonstrations to potential customers. This is a much more effective approach to selling, especially as the customers are able to fire the weapon themselves.
We also continue to work on US Government contracts, with Metal Storm Inc entering into an agreement with the United States Army Joint Munitions and Lethality Contracting Center in July to develop an optical proximity fuse for 40mm ammunition.
The real challenge for the last six months has been the financial one. It is a credit to the team to have achieved so much with so little. Spending in all areas has been minimised with intent of prolonging the availability of such resources.
The loss for the half year was ($7,376,627), influenced largely by finance expenses of $3,553,825. Revenue for the six months was $828,175. Whilst the half year report has been prepared on a going concern basis we draw your attention to the disclosure in note 1 of the financial statements in relation to the significant uncertainties facing the Company.
During June we commenced a Share Purchase Plan (SPP) which raised $2.6 million, and I would like to take this opportunity to thank all those that supported the Company by participating in the SPP.
More recently we held meetings of Noteholders and Shareholders to consider the amendments to the terms of convertible notes that were issued in 2006. All of the resolutions necessary to effect the amendments were passed at those meetings, again with the support of our many noteholders and shareholders.
We must, however, find further funding if the Company is to continue its operations beyond the next two months. The Board and management are active in this area and are pursuing a number of potential opportunities. We will keep the market informed as material events occur in this process.
Auditor’s independence declaration
A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 4.
This report is made in accordance with a resolution of directors.

Mr T J O’Dwyer	31 August 2009
Chairman	Brisbane

3 | P a g e	Directors’ Report

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
Auditor’s Independence Declaration
As lead auditor for the review of Metal Storm Limited for the half year ended 30 June 2009, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.
This declaration is in respect of Metal Storm Limited and the entities it controlled during the period.

Robert Hubbard	Brisbane
Partner	31 August 2009
PricewaterhouseCoopers
Liability limited by a scheme approved under Professional Standards Legislation

4 | P a g e	Auditor’s Independence Declaration

Metal Storm Limited Half year report 30 June 2009
Interim Financial Report
Consolidated statement of comprehensive income
For the half-year ended 30 June 2009

		Half-year
		2009	2008[1]
	Notes	$	$

Revenue		828,175	1,131,500

Fair value movement in conversion derivative		189,829	3,871,111
Consumables used		(63,096)	(77,948)
Employee expenses		(2,491,127)	(2,192,230)
Finance costs	4	(3,553,825)	(3,034,120)
Professional fees		(580,672)	(946,011)
Research and development		(528,218)	(754,502)
Administrative expenditure		(273,151)	(261,348)
Facility expenses		(374,789)	(341,458)
Travel and entertainment		(164,358)	(186,404)
Communication and technology		(138,967)	(147,188)
Public relations and compliance		(203,921)	(222,945)
Exchange differences on foreign translation		(22,507)	(4,041)
Impairment expense		—	(221,600)

Loss before income tax		(7,376,627)	(3,387,184)

Income tax		—	—

Loss for the half year		(7,376,627)	(3,387,184)

Other comprehensive income
Currency translation difference		25,977	13,231

Other comprehensive income for the half year		25,977	13,231

Total comprehensive income for the half year		(7,350,650)	(3,373,953)

	Cents	Cents
Earnings per share for loss attributable to the ordinary equity holders of the parent
Basic and diluted earnings per share	(1.2)	(0.6)
The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

[1]	Restated, refer to Note 9.

5 | P a g e	Interim Financial Report

Metal Storm Limited Half year report 30 June 2009
Consolidated statement of financial position
As at 30 June 2009

		30 June	31 December
		2009	2008
	Notes	$	$

ASSETS
Current assets
Cash and cash equivalents		490,866	7,571,292
Restricted Cash	5	1,879,000	—
Available-for-sale financial investments		10,000	10,000
Trade and other receivables		316,723	1,120592

Total current assets		2,696,589	8,701,884

Non-current assets
Trade and other receivables		257,499	34,202
Property, plant and equipment		509,034	508,354
Intangible assets		11,085	23,084

Total non-current assets		777,618	565,640

Total assets		3,474,207	9,267,524

LIABILITIES
Current Liabilities
Trade and other payables	5	2,772,885	1,129,438
Conversion derivative		1,934,121	2,187,934
Interest-bearing loans and borrowings		18,354,443	18,703,697
Provisions		370,042	376,582

Total current liabilities		23,431,491	22,397,651

Non-current liabilities
Interest-bearing loans and borrowings		—	16,783
Other		28,911	46,355

Total non-current liabilities		28,911	63,138

Total liabilities		23,460,402	22,460,789

Net assets (liabilities)		(19,986,195)	(13,193,265)

EQUITY
Contributed equity	6	66,804,488	66,209,718
Reserves		9,024,341	9,035,414
Accumulated losses		(95,815,024)	(88,438,397)

Total equity (deficiency)		(19,986,195)	(13,193,265)

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

6 | P a g e	Interim Financial Report

Metal Storm Limited Half year report 30 June 2009
Consolidated statement of changes in equity
For the half-year ended 30 June 2009

	Issued		Accumulated
	capital	Reserves	losses	Total equity
	2008	2008	2008	2008
	$	$	$	$

At 1 January 2008	65,428,400	9,046,424	(77,782,394)	(3,307,570)
Total comprehensive income for the half year	—	13,231 [2]	(3,387,184)	(3,373,953)
Transactions with the owners in their capacity as owners
Value of employee share option grants	—	12,412	—	12,412
Issue of share capital	594,593	—	—	594,593

At 30 June 2008	66,022,993	9,072,067	(81,169,578)	(6,074,518)

	Issued		Accumulated
	capital	Reserves	losses	Total equity
	2009	2009	2009	2009
	$	$	$	$

At 1 January 2009	66,209,718	9,035,414	(88,438,397)	(13,193,265)
Total comprehensive income for the half year	—	25,977	(7,376,627)	(7,350,650)

Transactions with the owners in their capacity as owners
Value of employee shares issued	37,050	(37,050)	—	—
Issue of share capital	557,720	—	—	557,720

At 30 June 2009	66,804,488	9,024,341	(95,815,024)	(19,986,195)

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

[2]	Restated, refer to Note 9.

7 | P a g e	Interim Financial Report

Metal Storm Limited Half year report 30 June 2009
Consolidated cash flow statement
For the half-year ended 30 June 2009

		Half-year
		2009	2008
	Notes	$	$

Cash flows from operating activities
Receipts from customers		1,244,245	614,323
Payments to suppliers and employees		(4,902,506)	(4,389,512)
Interest and other costs of finance paid		(984,225)	(1,111,389)
Government grant — research and development		—	390,286

Net cash outflow from operating activities		(4,642,486)	(4,496,292)

Cash flows from investing activities
Purchase of property, plant and equipment		(77,427)	(10,686)
Proceeds from disposal of property plant and equipment		—	604
Purchase of intangible assets		—	(4,191)
Interest received		159,329	597,292

Net cash inflow from investing activities		81,902	583,019

Cash flows from financing activities
Proceeds from issue of shares		—	—
Share issue costs		(49,174)	—
Proceeds from borrowings		—	2,000,000
Repayment of borrowings		(2,441,900)	(243,749)

Net cash inflow (outflow) from financing activities		(2,491,074)	1,756,251

Net increase (decrease) in cash and cash equivalents		(7,051,658)	(2,157,022)
Cash and cash equivalents at beginning of the half-year		7,571,292	14,727,548
Effect of exchange rate changes on cash and cash equivalents		(28,768)	(30,854)

Cash and cash equivalents at end of the half-year		490,866	12,539,672

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

8 | P a g e	Interim Financial Report

Metal Storm Limited Half year report 30 June 2009
Notes to the financial statements
30 June 2009
1 Going Concern
The half year report has been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.
Key financial data for the Group for the 2009 half year and 2008 full year is outlined in the table below:

	30 June	31 December
	2009	2008
	$	$
Cash at Bank	490,866	7,571,292
Loss for the period	(7,376,627)	(10,656,003)
Net cash outflow from operating activities	(4,642,486)	(10,180,514)
Net liabilities	(19,986,195)	(13,193,265)
To maintain development activities at planned levels the Directors project that the net operating cash outflows for the next 12 months are expected to be between $10m and $12m. Upon completion of the Share Purchase Plan (SPP) on 31 July 2009, the Group had cash reserves of $2.7m which is sufficient to fund operations until the end of October. Cash reserves at the date of this report amount to $1.9m.
As previously announced to the market, the Company has taken several concurrent approaches to achieve its funding objectives.
The first of these was an SPP which closed on 3 July and raised $2.6m. More information on the SPP can be found in the Share Purchase Plan documentation released to the market on 15 June 2009 and in note 8 of this report.
Noteholder and Shareholder meetings were held to consider the amendments to the terms of convertible notes that were issued in 2006, please refer to note 8 for further information. All of the resolutions necessary to extend the maturity date of the convertible notes were passed at those meetings. The Prospectus through which Noteholders can subscribe for convertible notes on different terms is on issue and due to close on 18 September 2009.
The Company must now source a more significant amount of additional funding to continue its development. The Board believes the most likely path to success in this regard is through the targeting of defence industry participants, privately owned organisations and high net worth individuals that have both the necessary capital resources, a strategic interest in the Groups products and technology, and an ability to complete the necessary transaction promptly. A number of interested parties have been contacted and the company is continuing to explore these avenues for investment. Each of these parties is at various stages of interest and ongoing. Term sheets have been issued to a number of potential investors, but there are no letters of offer or executed terms of agreement. The eventual outcomes of this process are uncertain and may not eventuate to additional funding. If the Company does not receive a capital injection or some other form of funding by the end of October 2009, it will likely exhaust its cash reserves and may need to appoint an administrator.
The potential risk that the Company will not obtain sufficient additional funding creates a significant uncertainty as to whether the Company and Group will continue as a going concern and, therefore whether they will realise their assets and settle their liabilities at amounts different from those stated in the financial report.
No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company and Group not continue as a going concern.

9 | P a g e	Interim Financial Report

Metal Storm Limited Half year report 30 June 2009
2 Basis of preparation of half-year report
This general purpose financial report for the interim half-year reporting period ended 30 June 2009 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.
This interim financial report does not include all the notes of the type normally included in the annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2008 and any public announcements made by Metal Storm Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.
The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.
Change in Accounting Policy
Metal Storm Limited had to change one of its accounting policies as a result of new or revised accounting standards which became operative for the annual reporting period commencing 1 January 2009.
The affected policy is “Segments — new AASB 8 Operating Segments”
Segment Reporting
The Group has applied AASB 8 Operating Segments from 1 January 2009. AASB 8 requires a ‘management approach’ under which segment information is presented on the same basis as that used for internal reporting purposes.
The adoption of AASB 8, with its management approach to measuring segments, has not resulted in a material change in the way segments have been measured. Metal Storm Limited reports on geographic segments.
Operating segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision-maker has been identified as the Chief Executive Officer (CEO).

10 | P a g e	Interim Financial Report

Metal Storm Limited Half year report 30 June 2009
Notes to the financial statements
30 June 2009 (continued)
3 Segment information
Management has determined the operating segments based on the reports reviewed by the CEO which are used to make strategic decisions.
The CEO monitors the performance of each segment independently. The Australia segment focuses on developing electronically initiated stacked projectile weapons systems for military and law enforcement markets. The United States segment pursue contracts with military customers and defense contractors where our stacked projectile technology and component weapon systems can be applied for specific end-user requirements.

			Inter-segment
	Australia	United States	eliminations	Consolidated
	$	$	$	$
2009

Segment loss	(7,181,108)	(894,550)	699,031	(7,376,627)

Items included in segment loss
Revenue
Revenue from external customers	—	709,670	—	709,670
Interest revenue	107,031	98	—	107,129

Expenses
Interest expense	984,225	—	—	984,225
Accretion expense	2,569,600	—	—	2,569,600
Depreciation	63,897	12,849	—	76,746
Amortisation	11,999	—	—	11,999

Segment assets	3,214,959	539,632	(280,384)	3,474,207

Segment liabilities	23,125,746	21,793,420	(21,458,764)	23,460,402

2008

Segment loss	(3,197,835)	(930,386)	741,037	(3,387,184)

Items included in segment loss
Revenue
Revenue from external customers	—	483,972	—	483,972
Interest revenue	590,129	7,513	—	597,642

Expenses
Interest expense	1,111,389	—	—	1,111,389
Accretion expense	1,922,731	—	—	1,922,731
Depreciation	58,037	26,033	—	84,070
Amortisation	33,478	—	—	33,478

Segment assets	14,080,896	436,440	(280,265)	14,237,071

Segment liabilities	20,005,429	19,833,200	(19,527,040)	20,311,589

Revenue in the United States segment involves revenues from a single customer totalling $641,749.

11 | P a g e	Interim Financial Report

Metal Storm Limited Half year report 30 June 2009
Notes to the financial statements
30 June 2009 (continued)
4 Loss for the half-year
Loss for the half-year includes the following items that are unusual because of their nature, size or incidence:

	Half-year
	2009	2008
	$	$
Finance costs
Accretion expense	2,569,600	1,922,731
Interest expense	984,224	1,111,389

	3,553,825	3,034,120
Impairment Expense
Available-for-sale financial investments	—	221,600

	—	221,600
Accretion expense relates to the accretion of convertible notes using an effective interest rate.
Interest expense predominately relates to interest payments to convertible note holders at a rate of 10%pa in accordance with terms and conditions of the convertible notes trust deed.
5 Restricted cash
Restricted cash represents the proceeds to 30 June from the Share Purchase Plan that was underway at half year. Under the terms of the SPP, application monies are to be held in trust until the conclusion of a noteholder meeting held on 31 July 2009.
Consequently trade and other payables of $2,772,885 include amounts in relation to the Share Purchase plan of $1,879,000.
6 Equity securities issued
Issues of ordinary shares during the half year

	2009	2008	2009	2008
	Shares	Shares	$	$

At 1 January	613,555,252	598,680,579	66,209,718	65,428,400
Exercise of convertible notes	14,566,277	7,683,897	557,720	470,478
Other issues	950,000	2,068,573	37,050	124,115

At 30 June	629,071,529	608,433,049	66,804,488	66,022,993

7 Contingencies
Contingent liabilities
There are no known contingent liabilities at 30 June 2009.

12 | P a g e	Interim Financial Report

Metal Storm Limited Half year report 30 June 2009
Notes to the financial statements
30 June 2009 (continued)
8 Events occurring after the balance sheet date
On 1 July 2009, Metal Storm announced it had entered in to an agreement with the United States Army Joint Munitions and Lethality Contracting Center worth approximately US$517,709. Under the terms of the agreement, Metal Storm Inc. will incorporate advanced optical fuzing components into a 40mm warhead.
Metal Storm conducted a Share Purchase Plan (SPP) from 15 June to 3 July 2009. The SPP raised $2.6 million which was held in trust in accordance with the terms of the SPP. On 31 July 2009, the SPP trust funds were transferred to the Company and 114,724,259 shares were allotted at an issue price of $0.02288.
On 31 July 2009, the holders of Metal Storm’s Convertible Notes resolved to amend the terms of the convertible note trust deed, and in particular extend the maturity date of the notes for a further 2 years, until 1 September 2011. The same resolution was also passed at a meeting of the Company’s shareholders.
This event may have a material impact on the financial results of Metal Storm Limited. The following adjustments are required as a result of the noteholder and shareholder resolutions. These adjustments do not take account of the noteholder election process.

- A favourable movement in the fair value of the convertible notes debt by	$1,940,120
- An unfavourable movement in the fair value of conversion derivative by	$471,475
The Company’s accretion expense would increase over the life of the convertible notes by the same amount as the movement in the convertible note debt, assuming no conversions.
On 12 August 2009, the Company issued a prospectus and election booklet to enable eligible noteholders to elect to hold secured notes. All noteholders will hold interest bearing notes unless they elect otherwise. Eligible noteholders have until 18 September 2009 to elect to hold secured notes. All noteholders who make the election will receive 5 options with an exercise price of $0.001 for every 7 secured notes they hold.
It is likely that the Election will have an immediate impact on the Company’s financial results, however, the extent of the impact cannot be determined until secured notes are issued.
There has not been any other matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the half year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

13 | P a g e	Interim Financial Report

Metal Storm Limited Half year report 30 June 2009
Notes to the financial statements
30 June 2009 (continued)
9 Correction of error
In May 2006, Metal Storm entered into a contract with Starchase LLC (Starchase) as the lead integrator on the commercialisation of the Starchase vehicle tagging technology. Under the terms of the contract, Starchase had the option to defer payment of invoices for up to 18 months.
At 30 June 2008, Starchase had elected to defer payment of some invoices issued under the contact. There were no invoices overdue at balance date. However, before the half year accounts were released to market, $US44,454 had become past due.
Metal Storm viewed this as an indicator of impairment and promptly impaired the debt to the extent of 40% of the total amount outstanding. During the second half of the year, management attempted to negotiate with Starchase for the payment of the outstanding monies, however, during this time it became apparent that Starchase either did not have the intention to pay or the capacity to pay the outstanding monies.
The Company decided that it had incorrectly recognised revenue in the 2008 half year report on the basis that Starchase may not have had the capacity to pay the outstanding monies.
The effect of the error has been corrected in this half year report by restating the affected financial statement line items for the comparative year.
The effect on the financial statements for the half year ended 30 June 2008 is set out below:

Revenue decreased by	$1,062,189
Impairment expense decreased by	$345,120
Net loss after tax increased by	$717,069
Accumulated losses increased by	$717,069
The effect of this restatement on basic and diluted earnings per share is below:

Previously reported	(0.4) cents
Restated	(0.6) cents

14 | P a g e	Interim Financial Report

Metal Storm Limited Half year report 30 June 2009
Directors’ Declaration
In the directors’ opinion:
(a)	the financial statements and notes set out on pages 5 to 14 are in accordance with the Corporations Act 2001, including:
(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2009 and of its performance for the half-year ended on that date; and
(b)	there are reasonable grounds to believe that Metal Storm Limited will be able to pay its debts as and when they become due and payable.
As referred to in Note 1 to the financial statements, there is material uncertainty regarding the ability of the Company to trade beyond the end of October, 2009 unless the Company receives additional funds.
This declaration is made in accordance with a resolution of the directors.

Mr T J O’Dwyer	31 August 2009
Chairman	Brisbane

15 | P a g e	Interim Financial Report

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
Independent auditor’s review report to the members of Metal Storm Limited
Report on the Half-Year Financial Report
We have reviewed the accompanying half-year financial statements of Metal Storm Limited, which comprise the statement of financial position as at 30 June 2009, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, other selected explanatory notes and the directors’ declaration for the Metal Storm Limited Group (the consolidated entity). The consolidated entity comprises both Metal Storm Limited (the company) and the entities it controlled during that half-year.
Directors’ responsibility for the half-year financial report
The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Metal Storm Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.
A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.
Liability limited by a scheme approved under Professional Standards Legislation

16 | P a g e	Independent Auditor’s Review Report

Independent auditor’s review report to the members of Metal Storm Limited (continued)
Our review did not involve an analysis of the prudence of business decisions made by directors or management.
Independence
In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.
Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Metal Storm Limited is not in accordance with the Corporations Act 2001 including:
(a)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2009 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.
Significant Uncertainty Regarding Continuation as a Going Concern
Without qualifying our conclusion, we draw attention to Note 1 in the financial statements which indicates there is significant uncertainty as to whether the Group will continue as a going concern and, therefore, whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

PricewaterhouseCoopers

Robert Hubbard	Brisbane
Partner	31 August 2009

17 | P a g e	Independent Auditor’s Review Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: August 31, 2009	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary